DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 578[illegible] Telefax (31) 45 5740680

DSM

Heerlen, 28 March 2007

DSM withdraws proposed loyalty dividend program

At the Annual General Meeting of Shareholders (AGM) held this afternoon, DSM announced that the company is withdrawing its proposal to introduce a loyalty dividend program. DSM is now considering other ways of achieving the program's objective. Briefly put, this objective is to reinforce the company's relationship with its shareholders and ensure better and more direct communication. This morning, the Enterprise Section of the Amsterdam Court of Appeals ruled that DSM would not be allowed to put the proposal to the AGM because, according to the Enterprise Section, the proposal was in violation of the principle of equality.

Peter Elverding, chairman of DSM's Managing Board: *"Contrary to our expectations, the Enterprise Section of the Amsterdam Court of Appeals has not allowed us to put the proposal to our shareholders. The Enterprise Section is of the opinion that the proposed loyalty dividend program is in violation of the principle of equality. We are therefore withdrawing the proposal. Over the past few months many of our shareholders have indicated that they support our aim of communicating with them in more direct ways. We will therefore continue to pursue this aim."*

A number of shareholders have already had their shares registered. DSM will inform them as soon as possible about the new situation. The company will do its utmost to mitigate any inconveniences that may arise.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

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For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

16E

Heerlen (NL), 28 March 2007

General Meeting of Shareholders appoints Stephan Tanda to DSM Managing Board of Directors

Today, the General Meeting of Shareholders appointed Mr Stephan B. Tanda as Member of the Managing Board of Directors of DSM as of 1 May 2007.

Stephan Tanda (41) was born in Innsbruck, Austria. He studied mechanical and plastics engineering at the University of Leoben, Austria, and Business Administration at the Wharton Business School of the University of Pennsylvania, USA.

Stephan Tanda started his career in 1991 with DuPont in Switzerland. From 1993 he had several responsibilities with DuPont in the USA and Luxembourg. In 2000 he became President of Protein Technologies International, Inc. and later President and CEO of The Solae Company (USA). The Solae Company is a Joint Venture between DuPont and Bunge in the area of food innovation and food ingredient manufacturing. Since 2004 Stephan Tanda was President and CEO of Freudenberg Nonwovens, Weinheim (Germany) and Durham (USA).

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

More information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

17E

Heerlen (NL), 28 March 2007

Final dividend 2006 Royal DSM N.V.

The DSM Annual General Meeting of Shareholders on 28 March 2007 passed a resolution to declare a dividend for 2006 of EUR 1.00 per ordinary share of EUR 1.50 par value. An interim dividend of EUR 0.33 per ordinary share having been paid on 11 August 2006, the final dividend for 2006 will amount to EUR 0.67 per ordinary share.
This final dividend will be payable to shareholders on the number of ordinary DSM shares held by them on 29 March 2007 at close of business. This final dividend of EUR 0.67 will be paid out entirely in cash, after deduction of 15% dividend tax, and will be made payable from 27 April 2007. The ex-dividend date on Eurolist by Euronext Amsterdam will be 30 March 2007. The record date is 3 April 2007.
Holders of registered shares listed in the register of shares kept by ANT will be informed by ANT about the payment to which they are entitled.
Holders of bearer shares held in a securities account will receive the final dividend through their bank or broker in whose custody the shares are held on 29 March 2007. The dividend will be made payable to them through the intermediary of ABN AMRO Bank N.V. in Amsterdam (Netherlands).
ABN AMRO Bank N.V. is offering all DSM shareholders the option to participate in the dividend reinvestment plan (DRIP).

For further information on the programme see the Investors website at www.dsm.com.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END